29 May 2002
Number: 32/02


BHP BILLITON SIGNS LNG SALES AND PURCHASE AGREEMENT WITH SHELL


BHP Billiton, together with the other participants in the North West Shelf Venture, today signed Sales and Purchase Agreements with Shell Eastern LNG (Shell) for the sale of liquefied natural gas (LNG) from the North West Shelf Venture in Western Australia (NWS).

The agreement covers the supply of up to 3.7 million tonnes of LNG between 2004 and 2009 from the NWS LNG expansion project. The actual volume will be dependent on the volume of LNG that the North West Shelf LNG Sellers commit to long-term customers in the core markets of Japan, Korea, China and Taiwan.

Shell will use the LNG to develop market opportunities outside of the core markets of the NWS LNG Sellers.

The agreement with Shell follows the Key Terms Agreement signed in May 2001, and is the fourth in a series of Sales and Purchase Agreements to be signed for supply of LNG from the North West Shelf Venture's LNG expansion project.

The project includes a fourth LNG processing train at the Venture's gas processing facilities on the Burrup Peninsula, Western Australia, and a second trunkline from the North Rankin A Platform to shore. First LNG from the fourth train is scheduled for mid-2004.

BHP Billiton's equity in the North West Shelf Project is 16.67 per cent. The other participants are Woodside Energy Ltd (operator - 16.67 per cent); BP Developments Australia Pty Ltd (16.67 per cent); Chevron Australia
Pty Ltd (16.67 per cent); Japan Australia LNG (MIMI) Pty Ltd
(16.67 per cent); and Shell Development (Australia) Proprietary Limited (16.67 per cent).

Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com



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